Filed by TurnWorks, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                           Subject Company: Hawaiian Airlines, Inc.
                           Commission File No. 001-08836


         This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of Aloha Airgroup, Inc. ("Aloha"), Hawaiian Airlines, Inc. ("Hawaiian"), TurnWorks Acquisition III, Inc. (to be renamed at Closing Aloha Holdings, Inc. ("Aloha Holdings")) and TurnWorks, Inc. ("TurnWorks") constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and none of Aloha, Hawaiian, Aloha Holdings and TurnWorks undertakes any obligation to update publicly any of them in light of new information or future events.

         Forward-looking statements involve inherent risks and uncertainties. Aloha, Hawaiian, Aloha Holdings and TurnWorks caution that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in periodic reports filed with the Securities and Exchange Commission by Hawaiian and the substantial risks and costs associated with the completion and integration of the proposed business combination and the realization of anticipated synergies. Investors should evaluate any statements in light of these important factors.

         Aloha Holdings and Hawaiian will be filing a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the document free of charge at the SEC's website (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Hawaiian may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel:
808-835-3700) INVESTORS AND SECURITYHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

THE FOLLOWING IS AN ARTICLE PUBLISHED IN THE HONOLULU ADVERTISER ON DECEMBER 23, 2001.

Making two into one

Advertiser Staff

The merger of Hawaiian and Aloha airlines into one flagship airline for the state marks the first time in more than five decades the Islands will have only one major interisland carrier. At its helm will be Greg Brenneman. Brenneman performed about six years of corporate turnaround consulting work before helping Continental Airlines in 1994 - first as a consultant, then as chief operating officer and president - avoid a third and possibly fatal bankruptcy.

He helped lead the company from 16 years of losses to six years of profits before leaving the airline in May.

Brenneman notes that his current endeavor to meld Aloha Airlines and Hawaiian Airlines is not a classic turnaround job like Continental was.

His experience leading a $6 billion airline, regarded at the time as the industry's worst, cannot directly be compared to the challenges he faces at Aloha and Hawaiian, although several aspects of creating a single, stronger, flagship carrier for Hawai'i will be similar to what he did at the Houston airline.

Brenneman discussed some of his plans for the Hawaiian-Aloha merger with The Advertiser's Andrew Gomes. Following are excerpts:

Q. What is your strategy?

A. I found that all companies that needed help had a lot of the same problems. They were doing things that lost money, they had financed themselves with losses for so long they were like borrowing money from pawn shops: they had lousy products and they had people who didn't like coming to work every day.

And so every turnaround that I've focused on, I've focused on: a market plan, which is figure out what you do; a financial plan, which is basically making sure you have the right capital structure and cash on hand; a product plan, or making sure you have a product you're proud of; and (a people plan), which is having people who like coming to work every day.

Q. Let's start with the product. Can you make an assessment of the current product of Aloha and Hawaiian?

A. I need a better chance to look at that. I have flown them both. One of the things I'll do in the next few months - because I really can't do anything in terms of running the airline until we close - is spend a lot of time at the airports and spend a lot of time on the airplanes taking a look at things.

I think the employees are terrific. I remember the employees being unbelievably friendly and that's a lot of it.

This is not a complicated business. If you get people there on time with their underwear, serve them good food when they're hungry, and show them movies when they're bored, life is pretty good. The interisland flights are pretty quick hops, so there's not a lot you can do in terms of food service or things like that.

At various points in time, each airline has had pretty old equipment, but they've run a pretty good operation and done a pretty decent job with it on the times I've been on (the airlines).

At times, the planes have been a little bit dirty. Some of that's a function of the old equipment, some of it's a function of it just needing to get cleaned. I'll have to go through and evaluate that.

These two airlines have a pretty good reputation for being on time. There are some glitches we can figure out. The airport lines are one.

Q. What about the market?

A. That's pretty easy here. There are a few things you need to do. The flights to the Mainland are recovering pretty well after 9-11 as near as I can tell. I need to get into more detail, but they look pretty good. The interisland market is not.

One of the first things on the market plan is stop doing things that lose money. There needs to be a trimming of the interisland schedule, something like 10 to 15 percent is what it looks like on the surface. That's a process that needs to happen. We also need to put in a longer-term growth plan and get the fleet for that so that looking into the future we can grow into new markets and new routes.

So the market plan will be short-term things - cure the patient, the patient's on the operating table let's do the operation - then (longer-term things) - lets teach it how to run the Boston Marathon.

Q. Regarding route profitability, do you have a good idea where Hawaiian and or Aloha fly that is unprofitable?

A. Their route profitability systems are not very well-developed relative to what we implemented at my former employer. So one of the things I'll be doing is working with them to build a system so we can figure out where we are making money.

I do know a couple of things. You can look at some flights that each of these guys have that take off wingtip to wingtip that have eight passengers on each plane. I don't know exactly what the profitability of that is because they don't have a detailed system, but I can't tell you it ain't making money.

Q. What is your goal for growing the merged company?

A. What I found at my former employer is that when you got to a profitable core we could grow at 7 to 10 percent pretty consistently a year. The current economy would make that tough, but I think you'll see an economic recovery coming off the back end of this (merger).

Q. Are there any particular markets you are interested in expanding to?

I have a lot of ideas, but I need to step back and look at all of them and rank them in terms of profitability. I think there are a lot of West Coast cities you can add frequency to - fly to Phoenix, places like that. There are also secondary markets in Japan that may actually be very attractive over time. Certainly not in this economy, but this (current economic climate) won't last forever.

Q. How are the financial conditions of both airlines?

A. Every airline is in tough financial shape right now. There's not one that isn't. In the context of that, there's a number of things you have to take a look at doing. In the pre 9-11 environment, lease rates for airplanes were very different than where lease rates are now. So as we work with the partners at Boeing we need to sit back and take a look at what additional airplanes we need (and get them at attractive lease rates). Airlines cannot run the race and win - no matter how good they are - with too much interest costs and too much lease costs, so we're going to have to sit down and work through that.

The other thing I want to work through is ensuring the airline has enough cash and liquidity to survive the 9-11 downturns and wait for the recovery process. That's critical to go through and see if we can get some more financing lined up to be able to run the airline with plenty of cash. I don't like to run it short on the cash side. I'm going to be working on that with the banks and maybe even using the federal government loan program. I'm not sure yet.

Q. Right now do the two airlines have enough cash?

A. Between the two of them they'll close the year with about $130 million. I would like more. More is always better when it comes to cash.

Q. What about the people plan?

A. That's where I spend 90 percent of my time. We started that process (Thursday). I met 500 folks or so. We told everybody it's a tough time. And there are bittersweet emotions. I think many people realize that this is the right thing to do, but there's a lot of uncertainty out there. And certainly for the management teams and the corporate staffs at both airlines, they realize we're not going to operate one company with two overheads. What I told them is we're going to have a fair process. It won't be decided by an Aloha person or a Hawaiian person, but by an independent person, and we're going to treat everybody with dignity and respect.

With the unions and the employees ... I took them though a vision of what we wanted to do and we had a lot of good discussion. I think we started the process of building some trust towards working together to making this happen, and that doesn't happen in one day, that's a process that takes place over time. But there's a tremendous amount of goodwill in the room to try and do something quickly, to minimize the pain and getting it over with quickly, and then getting on to greater things.

Q. You created incentives for employees at Continental, do you plan to implement incentives here?

A. Yeah, I do. It starts with incentives to get a combined seniority list quickly and to get a combined contract quickly and we're going to work those through together, so I don't want to really announce (other incentives) until (the contract's) done. But we're working on some incentives that'll be great for the employees. As we get closer to closing the merger, we'll talk about rolling some of those things out.

Q. How difficult do you think it will be to put two rival teams together?

A. I don't think it'll be that difficult at all in spite of the fact that they've been rivals forever. I mean, shoot, there are two flight attendants that are sisters at each airline. You got husband and wife working at different airlines. You got brothers that are mechanics ... the same thing's true of management. And you know what? They're all Hawaiians, Hawai'i citizens, and they really love the idea of a flagship carrier, and I think they'll really rally around that.